[ALPINE 4 LETTERHEAD]

Larry Spirgel
Assistant Director
Christie Wong
Staff Accountant
Robert S. Littlepage
Accounting Branch Chief
Paul Fischer
Attorney-Advisor
William Mastrianna
Attorney-Advisor
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

November 24, 2015

RE:                         Alpine 4 Technologies Ltd. (formerly Alpine 4 Automotive Technologies Ltd.)
Amendment No. 6 to Registration Statement on Form S-4
File No. 333-199840
Updating Financial Statements

Dear Ms. Wong and Messrs. Spirgel, Littlepage, Fischer, and Mastrianna:

This correspondence is written on behalf of Alpine 4 Technologies Ltd. (formerly Alpine 4 Automotive Technologies Ltd.) (the “Company”), and is written in response to telephone comments provided by the Staff, asking that the Company update the financial statements through September 30, 2015, for the Company and for AutoTek Incorporated.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 6”) to provide that financial information and financial statements.

Conclusion

The Company acknowledges the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

Alpine 4 Technologies Ltd.

/s/ Kent Wilson
Kent Wilson
CEO/CFO